Antisoma plc
West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

06017385

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2006 OCT 17 A 8:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Monday 2 October 2006

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

Yours faithfully
For and on behalf Antisoma plc

Name: Simone Tinney
Title: Communication Assistant

10/17

ANTISOMA

Final data from Antisoma's AS1404 lung cancer trial show clear survival benefit

London, UK: 27 September 2006 - Cancer drug developer Antisoma plc (LSE: ASM, US OTC: ATSMY) today announces final data from its phase II trial of AS1404 in non-small cell lung cancer. These show a very substantial survival benefit.

Patients who received AS1404 on top of standard chemotherapy had a median survival of 14.0 months, compared with 8.8 months in patients treated with chemotherapy alone. This 5.2-month difference is one of the largest ever seen in a randomised controlled trial combining a novel agent with first-line chemotherapy for lung cancer. Across the duration of the trial, patients treated with AS1404 had a 27% lower risk of dying than those receiving chemotherapy alone. Safety data from the trial were also encouraging. The addition of AS1404 to chemotherapy was well tolerated. These findings extend those announced in June and strongly support Antisoma's plans for a phase III trial in lung cancer.

The lung cancer study is one of three phase II trials of AS1404. Positive PSA response data were recently announced from a trial in prostate cancer and encouraging early data have been presented from an ovarian cancer study. Antisoma is currently in talks with a number of companies with a view to licensing AS1404.

Dr Mark McKeage of the University of Auckland, New Zealand, one of the Principal Investigators in the AS1404 lung cancer study, said: "It is great to see this large survival benefit with AS1404 in lung cancer patients. This makes me feel very optimistic as we proceed into phase III testing"

Commenting, Glyn Edwards, CEO of Antisoma, said: "Survival is the gold standard by which cancer drugs are judged and this news is therefore very exciting."

Enquiries:

Glyn Edwards, Chief Executive Officer
Daniel Elger, Director of Communications — +44 (0)7909 915 068
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications — +44 (0)20 7466 5000

Details of the lung cancer study

The AS1404 phase II trial in lung cancer was a randomised controlled trial which enrolled patients receiving first-line chemotherapy treatment for stage IIIb or IV non-small cell lung cancer. Patients were randomly assigned to receive either AS1404 plus standard chemotherapy (carboplatin and paclitaxel) or standard chemotherapy alone. Seventy patients were evaluable for efficacy, 34 of whom received AS1404 plus chemotherapy while 36 received chemotherapy alone. The trial was conducted at hospitals in France, Germany, Australia and New Zealand.

Background on AS1404

AS1404 (DMXAA) is a small-molecule vascular disrupting agent which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in August 2001. CRUK had supported two phase I studies in the UK and New Zealand.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.

Antisoma announces positive phase I data on AS1411, plans phase II trials in renal and blood cancers

London, UK, and Istanbul, Turkey, 2 October 2006 - Antisoma today announces the presentation of positive phase I results for its aptamer drug AS1411. Findings in renal cancer are particularly strong. Antisoma will therefore proceed to a phase II trial in this indication. Antisoma will also initiate a phase II trial in a blood cancer indication. Both trials are expected to start in 2007.

The phase I trial of AS1411 initially recruited patients with various cancers. During 2005, it was extended to recruit additional patients with renal and lung cancers.

Twelve renal cancer patients were treated. All had advanced, metastatic disease and most had failed prior treatments. Nine (75%) showed clinical benefit, with seven having stable disease for two months or more and two (17%) having objective responses. These are very encouraging results for patients with this stage of disease.

Updated details of the two responses are as follows:

- One patient was enrolled with a 19 cm abdominal tumour, having already been treated in a clinical trial of another drug. He received AS1411 and was reported to show a near-complete response. A recent biopsy has confirmed the disappearance of the abdominal tumour, making this a complete response. The patient has had a single brain metastasis removed surgically and is free of disease over two years after receiving AS1411.
- A second patient was enrolled with cancer that had spread to both lungs, the liver and lymph nodes, and whose tumours totalled some 20cm in size. He had relapsed after treatment with Gemzar™, IL2 and interferon plus Avastin™. Following treatment with AS1411, the patient experienced a partial response, with around 70% tumour shrinkage overall at the latest assessment. One lung tumour and the liver tumour have disappeared and this patient continues to be followed up nine months after treatment.

Five lung cancer patients were treated, two of whom showed stable disease for two months or more. AS1411 was well tolerated up to the maximum dose tested in both renal and lung cancers, with no serious adverse events related to treatment.

The data were presented yesterday at the European Society of Medical Oncology (ESMO) meeting in Istanbul by Professor Donald Miller, Director of the Brown Cancer Center in Louisville, Kentucky, where the trial was conducted. The poster is available on Antisoma's website at www.antisoma.com.

Commenting on the phase I data, Professor Miller said: "We're very excited by the findings from this trial of AS1411, particularly the near complete absence of side effects and compelling signs of anti-tumour effects in renal cancer."

Glyn Edwards, Antisoma's CEO, said: "With this positive data behind us, we are ready for efficacy studies and intend to push AS1411 forward rapidly through parallel trials in renal and other cancers."

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Notes for Editors:

AS1411
Aptamers are short pieces of DNA or RNA that can fold into stable, three-dimensional structures capable of interacting with particular target proteins. AS1411 is the first aptamer to be tested as a treatment for cancer. It binds to the protein nucleolin, which is found on the surface of cancer cells. It is then internalised and has been shown to kill cancer cells from a variety of cell lines. The drug has also shown anti-cancer effects in animal models and promising signs of anti-cancer activity in the clinic (see release for latest developments). AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and then at the University of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in February 2005.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.co.uk for further information about Antisoma.

ANTISOMA

Payment of Directors' Fees in Shares

London, UK: 3 October, 2006 – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that three Non-Executive Directors of Antisoma have taken part of their fees for the quarter ended 30 September 2006 in shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.

The newly issued shares were issued at a price of 22.5p per share, being the mid-market closing price on the last trading day of the quarter (29 September 2006). The relevant Directors have agreed not to dispose of the shares allotted to them for a minimum period of one year.

The allotment and total holdings following these allotments are shown below.

Director	Allotted 2 October 2006	Total holding	Percentage of issued ordinary shares
Grahame Cook	16,111	1,186,155	0.32%
Michael Pappas	12,500	589,071	0.16%
Dale Boden	12,916	700,278*	0.19%

* Mr Boden's total holding includes a beneficial interest totalling 638,469 ordinary Antisoma shares held by BF Capital, BFC III Ltd and by The Sentinel I Trust.

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the 41,527 new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 370,887,905.

The shares when issued will rank pari passu with the company's existing ordinary shares.

Enquiries:
Raymond Spencer, CFO +44 (0)208 799 8200
Antisoma plc

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.co.uk for further information about Antisoma.